
03050865

May 7, 2003

82-230

Dear Sirs,

We extend our sincere appreciation for your kind attention being given to our Company.

We are pleased to send you herewith a copy of Notice of Convocation of the 52nd Ordinary General Meeting of Shareholders (Translation).

With best wishes,

Yours faithfully,

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2003
WASH, D.C.
155
SECTION

Tetsuo Rikimaru
Divisional Manager
Finance Division
The Daiei, Inc.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
MAY 0 9 2003

dlw 5/29

(TRANSLATION)

May 7, 2003

TO OUR SHAREHOLDERS

NOTICE OF CONVOCATION OF THE 52ND ORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE DAIEI, INC.

Notice is hereby given that the 52nd Ordinary General Meeting of Shareholders will be held as follows:

1. Date of the Meeting: Thursday, May 22, 2003, at 10:00 A.M.
2. Place of the Meeting: Kobe Seishin Oriental Hotel, 4th Floor "Shoun-no-ma"
   (Address) 5-6-3 Kouji-dai
   Nishi-ku, Kobe
   Hyogo 651-2273 Japan
3. Agenda of the Meeting: The substance of the agenda is set out on the following pages.

Your attendance is cordially requested.

Yours very truly,

Kunio Takagi
President

The Daiei, Inc.
4-1-1, Minatojima Nakamachi
Chuo-ku, Kobe, Hyogo 650-0046, Japan

In case you are unable to attend the Meeting, please indicate your approval or disapproval on each of the enclosed proxy forms after reviewing the reference materials annexed hereto, by affixing your signature to the proxy forms and returning them to us by May 21, 2003.

(TRANSLATION)

AGENDA FOR THE MEETING

【THE ANNUAL GENERAL MEETING OF SHAREHOLDERS】

ITEMS TO REPORT

Business report, the non-consolidated balance sheet as of February 28, 2003 and the non-consolidated statement of income for the 52nd term (from March 1, 2002 to February 28, 2003)

ITEMS FOR RESOLUTION

No.1: Matter concerning the approval of the "Proposal of Disposition of Deficit" for the 52nd term

No.2: Matter concerning the alteration in the articles of incorporation
The substance is hereinafter described on page from 40 to 49 of " Reference material for the exercise of voting rights"

No.3: Matter concerning the election of sixteen directors due to the expiration of the term of office of all directors

No.4: Matter concerning the election of one corporate auditor due to the expiration of the term of office of one corporate auditor

Note: When attending the Meeting, please present the enclosed proxy forms at the reception desk.

(TRANSLATION)

Attachment

BUSINESS REPORT

(March 1, 2002 through February 28,2003)

1. SUMMARY OF OPERATIONS

(1) Process and Results of Operations

Japanese economy during this fiscal year showed some signs of revitalization in businesses such as increase of export and recoveries in manufacturer's productions. However, private capital investments have stayed at a low level mainly due to the serious decline of stock market prices. Personal consumption has also been hovered because of the severe status of employment and household incomes.

Under these economical situations, we have endeavored to improve our self-profitability (non-consolidated base) and have implemented the structural innovation measures in order to achieve our new business-restructuring plan, the Daiei Group's "New Three-Year Restoration Program" as the first priority.

As for the improvement of our self-profitability, we developed several "merchandise categories," by transforming the merchandise classifications and sales floor classifications, so that we would adjust to the changes in our customers' lifestyles and life-scenes. We then introduced these categories based on the characteristics of each store. This fiscal year, we developed the category shop, "SUKOYAKA-SODACHI (Healthy Growth)," with assortment of organic food and vegetables with less-usage of agricultural chemicals, under the theme of "Reliable and Safe Food." We introduced "RAKU-RAKU COOKING KODAWARI NABE (easy to cook hot pots with authentic taste)." We have developed the merchandise based on ever-changing customer's life-styles.

Regarding the upgrade of customer service, which is another pillar of the improvement of our self-profitability, "Assistant Store Manager in charge of Customer Service" of each store has become the leader and led all employees to offer customer service from the customer's viewpoints. We also periodically implemented the third party assessment, "Research on Customer Satisfaction" to check on our improvements.

We held a sales promotion, "SUPER CARNIVAL" which aims to reinforce customer's satisfactions in our all stores. Furthermore, we have extended our stores' opening hours for customer's convenience. We have also introduced and expanded the point card system to pay back based on the amount purchased and FSP (Frequent Shopper's Program) to reflect our customers' needs effectively. We have carried out these measures to improve our self-profitability.

As the result of these measures, we were able to improve the same-period-sales

of our existing store, but were not able to achieve the operating profit due to the lagging personal consumption and dullness of electric appliance sales.

As for the structural innovating measures, we were able to attain the original plan, such as the closure of 33 unprofitable stores, implementation of voluntary resignation, and the enforcement of low-cost measures to reduce the real estate expenses including store rents.

Regarding the restructure of the Daiei Group's business, in order to concentrate our management resources to the core retail businesses and to the retail-related businesses, we enforced liquidation of unprofitable businesses such as D-HyperMart and the Daiei Wholesale Club Corporation and also sold the stocks of Shin-Urayasu Oriental Hotel, Big Boy JAPAN, etc.

By the above, the operating revenue resulted ¥1,557,563 million, decreased by 10.0% from the previous fiscal year. By steady execution of structural innovating measures, the ordinary profit resulted ¥14,528 million, increased by 2.9% from the previous fiscal year.

Additionally, the extraordinary profit of ¥190,857 million was recognized mainly from debt forgiveness by our three main banks, UFJ Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank. On the other hand, the extraordinary loss amounted ¥105,229 million primarily for the provision for loss on investment in subsidiaries and others. Consequently, the current revenue resulted ¥100,028 million.

In addition thanks to financial supports from our three main banks including debts forgiveness of ¥ 170,000 million and debt-for-equity swap of ¥230,000million, and generous understanding of our shareholders such as capital reduction without compensation totaling ¥115,000 million and reverse stock split, we were able to resolve temporary capital deficiency at the end of the first term during the fiscal year.

Furthermore, in December 2002, we increased capital by ¥3,000 million through allocation of new stocks to Akatsuki Capital Co.,Ltd., which is our company's reconstruction fund established by Development Bank of Japan and our three main banks.

Moreover, we were able to achieve the original plan to reduce the Daiei Group's interest bearing debt excluding OMC Card, Inc. by ¥458,700 million, resulting ¥1,205,300 million.

From now on, we will accelerate to improve profit structure and aim to resume the dividend by the fiscal year ending February 28, 2005. We deeply regret the results and sincerely request kind and generous understandings from our shareholders.

(TRANSLATION)

(2) Challenges that we face

The tough economic situations that we face are likely to continue, due to the dullness in stock prices and weakening personal spending from severe employment and income status.

We were unable to achieve our target for this fiscal year because of withdrawal of full-line electric appliance business caused by intensifying competitions and increased appraisal losses due to the fall of stock prices. Based upon such situations, we will amend the Daiei Group's "New Three-Year Restoration Program," but maintaining the original targets, such as obtaining the level of the resumption of dividend by the fiscal year ending February 28, 2005 and the reduction of interest baring debt to the appropriate level. We will steadily improve the profitability and implement the structural innovating measures in order to achieve the amended program as the first priority.

As for the improvement of profitability, we will put more emphasis on food retail business which is the main pillar of our profit. We will also reinforce our supermarket (SM) business. As for our small-sized GMS (General Merchandise Store) format, we will focus on our directly operated sales floor for grocery, home sundries, and consumables, and combine them with apparel, cosmetics, or tenant shops according to the individual store's market conditions to improve the competitiveness. For this purpose, we will promote the strategic alliance with our affiliated company, Maruetsu, Inc. Daiei and Maruetsu will reinforce merchandise and sales methods by sharing the buying system that adjusts to local customers' needs, by "market-in thinking" focusing on customer's viewpoint and by introducing store-priority corporate philosophy. We will also resume the new opening of supermarket stores and re-establish our store development strategy.

Regarding the large-sized GMS format, we will thoroughly research the market and transform our sales floor and merchandise categories to adjust the individual store's local demands.

Additionally, considering the locations, we will aggressively extend the store's operating hours in order to adjust the changes of our customers' life-style.

We will continue to improve our customer service by employee training and other measures to increase our customer's satisfaction.

To implement the above-mentioned challenges promptly, we reorganized our company structure on March 5, 2003, which allows stores to communicate directly with our customers, to swiftly implement their own operational measures at their own will. The head office will strongly support our stores' measures.

Additionally, we will increase capital through Akatsuki Capital Co.,Ltd. which is our company reconstruction fund. We will make good use of the funds from the capital increase by strategic investment such as new opening of

(TRANSLATION)

supermarkets and remodeling of stores and system upgrades. We will endeavor to improve our operation productivity and the customer satisfaction.

As for the implementation of company structural innovating measures, we will continue to reduce the costs such as store operational expenses. We will reduce consolidated interest bearing debts as planned by divestiture of subsidiaries, which have less relevance to our core retail businesses, and by compression of assets such as real estates.

Severe business surroundings are likely to continue, but we will aim to realize our founding corporate philosophy, "Better merchandises at the better prices, for more affluent society - For the Customers," by steadily implementing the measures of the Daiei Group's "New Three-Year Restoration Program."

(3) Summary of Merchandising Line Sales Operations

1) Merchandising Line Sales

	Merchandising Line	Amount (Millions of Yen)	Ratio of Composition (%)	Year to Year Compared with Previous Year (%)
Retail	Clothing and Personal Care Products	298,055	19.9	98.7
	Foodstuffs	614,932	41.0	97.6
	Household Items and others	229,417	15.3	78.8
	Subtotal	1,142,405	76.2	93.4
Wholesale		356,442	23.8	80.5
	Total	1,498,848	100.0	90.0

(TRANSLATION)

2) Operational Result by Merchandising Line

[Clothing and Personal Care Products]

We have promoted the development of categorized shops aiming for providing customers with affordable merchandises and customer-friendly sales floors. In this term, we newly introduced eleven categorized shops such as "toss-up (casual wear shop for teen-aged boys)" or "SUGAR KISS (school wear and daily wear shop for early-teen girls)". Regarding the existing categorized shops, we have reviewed the merchandise assortment as well as the store locations and sales floor space.

As for merchandise, we newly introduced hot-items such as men's three-season coat, ladies suits and ladies coats at the price of ¥9,000 following the introduction of men's business suits at the same price last year. Additionally, we put emphasis on earlier introduction of new items and strengthening of merchandise control system.

[Foodstuffs]

We have promoted the merchandise development of our private label "SAVINGS" and "SUKOYAKA-SODACHI (Healthy Growth)" to meet our customers' need for "affordability", "safety", and "healthy". As for "SAVINGS," we have newly launched "SAVINGS Koshihikari-blended rice" which was tasty with good texture and delicious look, in order to satisfy the customers' need for more tasty rice at more affordable price, and "SAVINGS FUKKURA KOTSUBU NATTO (fermented soybeans)" fully made from soybeans produced in our contracted farms. We launched "Shop SUKOYAKA-SODACHI" in Daiei Tsudanuma store, which was a new categorized shop with a full selection of "SUKOYAKA-SODACHI" branded merchandises and other safety-oriented items. In this shop, by introducing cooking demonstration and counseling services by certified dietitians, we make recommendations of everyday meal for health-conscious customers. Additionally, responding to the changing lifestyle of our customers, we focused on early evening hours as the second opening time of the day for the store and promoted the merchandise development for targeting the evening hours.

[Household Items and Others]

We clarified our brand concepts and reviewed the lineup of each brand. Aiming for the establishment of "SAVINGS" brand with the emphasis on quality, function and affordability and also "SALIV" brand focusing on the user-friendliness and functionality, we renewed "SAVINGS battery" and "SALIV frying-pan for electromagnetic cooking equipment" by reviewing the price and quality. As for the existing categorized shops, we accelerated introducing "TOUCH (friendly bicycle shop)" and "KURASHI-NO 88 (one price shop of 88 yen)" to our stores. At the same

time, some of the categorized shops were eliminated or improved based on the characteristics of each store. Furthermore, we newly introduced categorized shops such as “LIFE STATION” with good selections of commodities, household items and stationery goods of daily use.

(4) Capital Expenditures

1) Stores Taken Over and Renovated

i) Stores Taken Over

Lalaport East Store (Chiba Prefecture), Iwaki Store (Fukushima Prefecture), Kagoshima Taniyama Store (Kagoshima Prefecture), Kamiiso Store (Hokkaido), Kita Kashiwa Store (Chiba Prefecture), Konan store (Hyogo Prefecture), Sanda Store (Hyogo Prefecture), Takigawa Store (Hokkaido), Nagano Wakasato Store (Nagano Prefecture), Naruko Store (Aichi Prefecture), Minami Nagasaki Store (Nagasaki Prefecture), Warabi Store (Saitama Prefecture)

ii) Major Stores Renovated

Minami Matsuyama Store (Ehime Prefecture), Wakayama Store (Wakayama Prefecture), Nakama Store (Fukuoka Prefecture), Kanayama Store (Aichi Prefecture), Noma Oike Store (Fukuoka Prefecture), Minami Koshigaya Store (Saitama Prefecture), Nishidai Store (Tokyo), Tsudanuma Store (Chiba Prefecture), Kongo Store (Osaka), Kumamoto Shimodori Store (Kumamoto Prefecture)

(TRANSLATION)

2) Stores Closed

Topos Takatsuji Store (Aichi Prefecture) , Gifu Store (Gifu Prefecture) , Amaki Store (Fukuoka Prefecture) , Imari Store (Saga Prefecture) , Topos Ibaraki Store (Osaka) , Kurashiki Store (Okayama Prefecture) , Minami Ibaraki Store (Osaka) , Ichinoseki Store (Iwate Prefecture) , Gyoda Store (Saitama Prefecture) , Kuki Store (Saitama Prefecture) , Gourmet City Ozasa Store (Fukuoka Prefecture) , Sakado Store (Saitama Prefecture) , Sayama Store (Saitama Prefecture) , Chiba New Town Store (Chiba Prefecture) , Tsukuba Gakuen Store (Ibaraki Prefecture) , D-Mart Inage Kaigan Store (Chiba Prefecture) , D-Mart Iwatsuki Store (Saitama Prefecture) , Nishi Yamato Store (Nara Prefecture) , Fuji Yoshida Store (Yamanashi Prefecture) , D-Mart Hanakita Store (Hyogo Prefecture) , Gourmet City Ashiya Store (Hyogo Prefecture) , Gourmet City Moji Store (Fukuoka Prefecture) , Shimizu Store (Shizuoka Prefecture) , Akita Store (Akita Prefecture) , Itoman Store (Okinawa Prefecture) , Tsuruoka Store (Yamagata Prefecture) , Nishioka Store (Hokkaido) , Hashimoto Store (Kanagawa Prefecture) , Mikuni Store (Osaka) , Kakogawa Park Town Store (Hyogo Prefecture) , Kumagaya Store (Saitama Prefecture) , D-Mart Kanaoka Store (Osaka) , Warabi Store (Saitama Prefecture)

3) Stores Planned to be Newly Opened in the Next Fiscal Year
(The names of these stores are preliminary)

Gourmet City River Walk Store (Fukuoka Prefecture), Gourmet City Nagata Minami Store (Hyogo Prefecture)

(TRANSLATION)

(5) Financial Activities

New shares were issued to Akatsuki Co.,Ltd., our corporate reconstruction funds, amounting ¥3 billion by the third party allotment capital increase. The fund will be used for strategic investment, for the purpose of definitive achievement of the Daiei Group's "New Tree-Year Restoration Program."

(6) Financial Summary

For the Years Ended February 28 Items	2000 (49th Term) Annual	2001 (50th Term) Annual	2002 (51st Term) Annual	2003 (52nd Term) Annual
Operating revenues (¥million)	2,204,823	1,980,568	1,731,222	1,557,563
Ordinary profit or (loss)(¥million)	1,147	2,044	14,121	14,528
Net income (loss) (¥million)	1,117	(192,182)	(458,209)	100,028
Earnings (Losses) per share(¥)	1.56	(269.27)	(643.63)	194.55
Total assets (¥million)	1,181,754	1,450,055	1,209,374	1,395,062
Shareholders' equity(¥million)	247,949	218,353	(240,531)	88,461
Shareholders' equity per share(¥)	347	137	(509)	(339)

Notes

(1) As for the calculation of "Earnings per share" and "Shareholders' equity per share" the year ended February 28 2002, the number of treasury stock is excluded from the number of outstanding shares.

(2) From the fiscal year ended February 28, 2003, "Earnings per share" and "Shareholders' equity per share" are calculated by adopting, in advance, the new accounting standards and guidelines, which are Financial Accounting Standard Exposure No.2 "Accounting Standard for Earning per Share, and Guideline of Financial Accounting Stabdard Exposure No.4 "Guideline of Accounting Standard for Earning Per Share".

(3) "Earnings per share" is calculated by dividing the net income by the average number of the shares outstanding during the period. From the fiscal year ended February 28, 2003, it is calculated by adding the number of stocks which is calculated by pursuing if-converted method of conversional participative stocks (class A preferred stocks and class G preferred stocks) to the number of common stocks.

(Basis of calculation)

Net income	¥ 100,028 million
Amount not belongs to ordinary shareholders	¥ - million
Net income concerning ordinary shareholders	¥ 100,028 million
Number of the shares outstanding during the period	514,128 thousand shares
(Including number of common stock)	382,328 thousand shares
(Including number of class A preferred stock)	12,708 thousand shares
(Including number of class G preferred stock)	119,091 thousand shares

(TRANSLATION)

(4) "Shareholders' equity per share" is calculated by dividing the shareholders' equity at each year-end (excluding the amount calculated by multiplying the number of the outstanding preferred stocks by issued price) by the number of the outstanding common stocks at the year-end. As for the fiscal year ended February 28, 2001, it is calculated by dividing the amount of the shareholders' equity at the year-end excluding the paid-in capital of the preferred stocks by the number of the outstanding common stocks at the year-end.

(5) We carried out a 1-for-2 reverse stock split of outstanding ordinary stocks and a 1-for-10 reverse stock split of class A preferred stocks and class B preferred stocks outstanding, and "Shareholders' equity per share" are calculated on the premise that the stocks were split down at the beginning of the period.

(6) Decrease in the operational revenue of the fiscal year ended February 28, 2001 from the previous year is mainly due to decrease of the sales in the existing stores and store closures. Increase in the ordinary profit of the same year is mainly due to implementing improvement of profit-loss structure. Decrease in the net income and earnings per share from the previous year is mainly due to realizing losses by progress of structural reformation.

(7) Decrease in the operational revenue of the fiscal year ended February 28, 2002 from the previous year is mainly due to the decrease in the sales of the existing stores and stores closures. Increase in the ordinary profit of the same year is mainly due to the implementation of improvements in profit-loss structure. Substantial decreases in the net income and earnings per share from the previous year are mainly due to the realization of losses by the drastic promotions of structural reformation, based on the Daiei Group's "New Three-Year Restoration Program." Along with this measure, our liabilities temporary exceeded the assets, but thanks to financial support from our three main banks and support from our shareholders, we were able to clear it away during the year ended February 28, 2003.

(8) Status of the fiscal year ended 2003 is as described in "(1) Process and Results of Operations."

(TRANSLATION)

2. CURRENT STATUS OF THE COMPANY (As of February 28,2003)

(1) Principal Business Activities

The Company is primarily engaged in the business of retailing merchandise based fundamentally on the self-service system and wholesale merchandise, coupled with supplemental businesses such as real estate rental operations, car parking business, management consultation and other services to affiliated companies, fitting and installation work and other services related to electrical appliances and equipment.

(2) Principal Offices and Stores

1) Principal Office:

Head Office	Chuo-ku , Kobe , Hyogo
Hamamatsucho Office Center	Minato-ku , Tokyo

2) Stores

Region	Names of Major Stores in Each Region	No .of Stores
Hokkaido	Asahikawa Store, Azabu Store, Iwamizawa Store, Qualite Prix Shin Sapporo Store, Kotoni Store, Shin Sapporo Store , Tomakomai Store, Higashi Sapporo Store, *Kamiiso Store, *Takigawa Store and others	11
Tohoku	Izumi Store, Sakata Store, Sendai Store, Morioka Store, Yamagata Store, *Iwaki store	6
Kanto	Omiya Store, Kanazawahakkei Store, Chiba Naganuma Store, Tsudanuma Store, D-Mart Ashikaga Store, Tokorozawa Store, Himonya Store, Mito Store, *Lalaport East Store, *Kita Kashiwa Store and others	89
Chubu	Otsuki Store , Kanazawa Store , Kamiiida Store, Gourmet City Suwa Inter Store, Nagaoka Store , Nagoya Higashi Store, Niigata Store, Numazu Store *Nagano Wakasato Store, *Naruko Store and others	16
Kinki	Izumi Sano Store, Katata Store, Katsura Minami Store , Kyobashi Store, Koshien Store, Tomio Store, Harborland Store, Wakayama Store, *Konan Store, *Sanda Store and others	85
Chugoku	Okayama Store, Kurayoshi Sanpia Store, Shimonoseki Store, Topos Yanagawa Store, Hiroshima Store, Hiroshima Ekimae Store, Fukuyama Store and others	7

(TRANSLATION)

No .of Region	Names of Major Stores in Each Region	Stores
Shikoku	Kochi Store, Tokushima Store, Minami Matsuyama Store, Yashima Store	4
Kyushu	Kumamoto Store, Sasaoka Store, Chitose Store, Nakama Store, Nishi Kagoshima Ekimae Store, Hita Store, Fukuoka Store, Miyazaki Store, *Kagoshima Taniyama Store, *Minami Nagasaki Store and others	45
Okinawa	Urazoe Store, Naha Store	2
	(The total number of stores: 265 stores)	

Note: The asterisks represent stores taken over during this fiscal year.

(3) Employees

	Number of Employees (Increase or Decrease from the Preceding Fiscal Year)	Average Age	Average Years of Services
Male	8,167 (dec. 660)	39.3	16.4
Female	2,147 (dec. 41)	31.6	8.9
Total	10,314 (dec. 701)	37.7	14.9

Note: In addition to the above, the numbers of part-timers (which was computed by dividing total part-time hours for the fiscal year by 8 hours, the daily working hours of the Company's employees) was 30,356.

) Shares

1) Number of Shares:

Total Number of Shares Authorized:

Common Stock	2,070,000,000 shares
Class A Preferred Stock	5,000,000 shares
Class B Preferred Stock	5,000,000 shares
Class D Preferred Stock	40,000,000 shares
Class E Preferred Stock	50,000,000 shares
Class F Preferred Stock	80,000,000 shares
Class G Preferred Stock	50,000,000 shares

Total Number of Shares Issued and Outstanding:

Common Stock	425,888,009 shares
Class A Preferred Stock	4,500,000 shares
Class B Preferred Stock	4,500,000 shares
Class D ① Preferred Stock	20,000,000 shares
Class D ② Preferred Stock	20,000,000 shares
Class E Preferred Stock	50,000,000 shares
Class F Preferred Stock	80,000,000 shares
Class G Preferred Stock	50,000,000 shares

Notes

(1) We implemented the reverse stock sprit of outstanding ordinary stocks by consolidating two shares into one share, and the reverse stock sprit of the outstanding class A preferred stocks and class B preferred stocks by consolidating ten shares into one share as of June 28, 2002.

(2) With the implementation of the third party allotment capital increase by debt-for-equity swap as of August 20, 2002, we increased the number of the ordinary stocks by 45,040,000, the class C ① preferred stocks by 20,000,000, the class C ② preferred stocks by 20,000,000, the class E preferred stocks by 50,000,000, the class F preferred stocks by 80,000,000 and the class G preferred stocks by 50,000,000 on the same date.

(3) As of December 3, 2002, 20,000,000 shares of the outstanding class C ① preferred stocks were converted to the class D ① preferred stocks and 20,000,000 shares of the outstanding class C ② preferred stocks were converted to the class D ② preferred stocks.

(4) The number of the ordinary stocks increased by 24,000,000 by the implementation of the third party allotment capital increase on December 19, 2002.

2) Number of Shareholders:

Common Stock	72,003 persons
Class A Preferred Stock	3 persons
Class B Preferred Stock	3 persons
Class D ① Preferred Stock	1 persons
Class D ② Preferred Stock	1 persons
Class E Preferred Stock	3 persons
Class F Preferred Stock	3 persons
Class G Preferred Stock	3 persons

3) Major Shareholders

(Common Stock)

Name	Number of Shares (Thousands)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
Akatsuki Capital Co.,Ltd.	69,040	17.04	-	-
UFJ Bank, Ltd.	17,560	4.43	-	-
Fukuoka Dome, Inc.	17,500	-	499	67.62
Marunaka Enterprises, Inc.	17,292	4.27	-	-
The Maruetsu, Inc.	14,434	-	46,423	37.75
MARUBENI FOODS INVESTMENT CO. ,LTD.	10,882	2.69	-	-
Marubeni Corporation	9,875	2.44	-	-
Sumitomo Mitsui Banking Corporation	8,780	2.17	-	-
Mizuho Corporate Bank, Ltd.	8,780	2.17	-	-

(Class A Preferred Stock)

Name	Number of Shares (Thousands)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	2,250	0.56	-	-
Sumitomo Mitsui Banking Corporation	1,125	0.28	-	-
Mizuho Corporate Bank, Ltd.	1,125	0.28	-	-

(Class B Preferred Stock)

Name	Number of Shares (Thousands)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	2,250	0.56	-	-
Sumitomo Mitsui Banking Corporation	1,125	0.28	-	-
Mizuho Corporate Bank, Ltd.	1,125	0.28	-	-

(Class D ① Preferred Stock)

Name	Number of Shares (Thousands)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
Akatsuki Capital Co.,Ltd.	20,000	4.94	-	-

(Class D ② Preferred Stock)

Name	Number of Shares (Thousands)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
Akatsuki Capital Co.,Ltd.	20,000	4.94	-	-

(Class E Preferred Stock)

Name	Number of Shares (Thousands)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	25,000	-	-	-
Sumitomo Mitsui Banking Corporation	12,500	-	-	-
Mizuho Corporate Bank, Ltd.	12,500	-	-	-

(Class F Preferred Stock)

Name	Number of Shares (Thousands)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	40,000	-	-	-
Sumitomo Mitsui Banking Corporation	20,000	-	-	-
Mizuho Corporate Bank, Ltd.	20,000	-	-	-

(Class G Preferred Stock)

Name	Number of Shares (Thousands)	Voting Ratio (%)	The Company's Investment in the Major Shareholders (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	25,000	-	-	-
Sumitomo Mitsui Banking Corporation	12,500	-	-	-
Mizuho Corporate Bank, Ltd.	12,500	-	-	-

Notes

(1) The shares of the Sumitomo Mitsui Banking Corporation we held until last year are represented as the shares of Sumitomo Mitsui Financial Group, Inc. (numbers of holding shares: 6,414) due to the stock transfer on December 2, 2002.

(2) On April 1, 2002, through the corporate split and merger process, Dai-Ichi Kangyo Bank, Fuji Bank, and Industrial Bank of Japan were consolidated and reorganized into Mizuho Corporate Bank and Mizuho Bank.

(3) The ratio of the voting rights are calculated based on the number of shares with voting rights as of February 28, 2003. The shares with the voting rights are common stocks, Class A preferred stocks, Class B preferred stocks, Class D① preferred stocks and Class D② preferred stocks and the number of voting rights are 810,218.

(4) The common stocks held by Fukuoka Dome, Inc. and The Maruetsu, Inc. do not have voting rights in accordance with the Commercial Code 241-3.

(5) Class A preferred stocks and Class B preferred stocks have voting rights from the 51st ordinary general meeting since a question to receive preferred dividends was not introduced at the meeting.

(6) Class D① preferred stocks and Class D② preferred stocks have voting rights.

(7) Class E preferred stocks and Class F preferred stocks do not have voting rights. After March 1st, 2005, these stocks are to have voting rights at the ordinary general meeting if the preferred stock holders do not introduce a question to receive preferred dividend at such a meeting or after the meeting if such a question is rejected until resolved.

(8) Class G preferred stocks do not have voting rights.

(TRANSLATION)

(5) Repurchase, disposition and holding status of its own shares (Treasury stocks)

①Repurchase: Repurchase from subsidiaries

Common stocks	19,000 shares
Total amount of the repurchase	2,280 thousand yen

Repurchase of number of shares less than comprising one voting unit

Common stocks	315,829 shares
Total amount of the repurchase	57,184 thousand yen

②Deposition : Come under a matter is nothing.

③Holdings as of the year-end

Common stocks	3,250,484 shares

Note

Number of common stocks acquired due to the purchase of odd stocks at ①, is calculated as if the shares were split down at the beginning of the period.

Major Creditors

Name	Balance of Borrowings (In Millions of Yen)	Number of Common Shares of the Company Held by Creditors (Thousands of Shares)	Voting Ratio (%)
UFJ Bank, Ltd.	354,138	112,060	5.45
Sumitomo Mitsui Banking Corporation	176,878	56,030	2.72
Mizuho Corporate Bank, Ltd.	157,363	56,030	2.72

tes

1> UFJ Bank's holding shares include 2,250 thousand shares of class A and class B preferred stocks respectively, and also include 25,000 thousand shares of class E preferred stocks, 40,000 thousand shares of class F preferred stocks, and 25,000 thousand shares of class G preferred stocks.

2> Sumitomo Mitsui Banking Corporation's shares and Mizuho Corporate Bank's holding shares include 1,125 thousand shares of class A and class B preferred stocks respectively for each bank, and also include 12,500 thousand shares of class E preferred stocks, 20,000 thousand shares of class F preferred stocks, and 12,500 thousand shares of class G preferred stocks.

Status of Major Subsidiaries and Affiliated Companies

1) Major Subsidiaries

Name	Business	Capital Stock (In Millions of Yen)	Our Company's Voting Ratio (%)
Advanced Department Stores of Japan, Inc.	Department Store	6,510	100.0
OMC Card, Inc. (Previous corporate name : Daiei OMC, Inc.)	Financing Business	42,806	54.6
JUJIYA Co., Ltd.	Department Store	19,421	73.2
Daiei Leasing Company Co., Ltd.	Real estate	10,847	100.0
Fukuoka Dome, Inc.	Management for Dome and a hotel	36,955	97.9

(TRANSLATION)

2) Major Affiliated Companies

Name	Business	Capital Stock (In Millions of Yen)	Our Company's Voting Ratio(%)
The Maruetsu ,Inc.	Supermarket	37,549	37.9
The Volks ,Inc.	Steak house	7,629	25.0

Note: "Our Company's Voting Ratio" included indirect ownership by subsidiaries.

3) Change in Subsidiaries and Affiliated Companies

Printemps Ginza K.K., which was listed as one of our major subsidiaries last period, is no longer classified as our subsidiary due to the sales of its stocks.

4) Status and results of Business Combination

The number of consolidated subsidiaries including above major five subsidiaries was 109 and the number of companies, which the equity method was applied counted 14. Consolidated operating revenues for the current fiscal year were ¥2,197,533 million (12.1% decrease from the previous year) and consolidated net income for the fiscal year was ¥135,387 million due to mainly debts forgiveness by our three main banks.

(TRANSLATION)

(8) The Company's Directors and Corporate Auditors in This Fiscal Year

Chairman	Jiro Amagai	
President	Kunio Takagi	
Senior Managing Director	Takashi Hirayama	Executive Acting President
Senior Managing Director	Hiroshige Sasaki	Executive Acting President
Director	Kazuhiko Iwata	Divisional Manager Personnel Division
Director	Kazuya Uetsuka	Divisional Manager Finance Division
Director	Tokio Endo	Divisional Manager Store Renovation Division & General Director in charge of Logistics Business Strategy
*Director	Hiroyuki Ogawa	Divisional Manager Group Business Improvement Division
*Director	Mikio Kihara	Divisional Manager Group Business Administration Division
Director	Osamu Sato	Divisional Manager Accounting Division
Director	Shinji Seino	Deputy General Director in charge of New Three Years Revitalization Planning General Director in charge of Corporate Planning
Director	Kazuo Takahashi	Divisional Manager Soft Line Merchandising Division & Category Development Division
Director	Tadahiko Tsuchiya	Divisional Manager Retail Business Planning Division
Director	Toshio Hasumi	General Director in charge of New Three Years Revitalization Planning
Director	Kenshiro Yamanari	Divisional Manager Investor Relations & Public Relations Division
Director	Jun Sato	Adviser in charge of Hyogo FM Radio Broadcasting Co., Ltd.
Director	Hiromichi Funahashi	President of OMC Card, Inc.
Corporate Auditor(Full-time)	Akira Kanno	
Corporate Auditor(Full-time)	Takashi Sekiguchi	
Corporate Auditor	Ichiro Kataoka	
*Corporate Auditor	Toichiro Kigawa	

(TRANSLATION)

Note 1. The asterisked directors and corporate auditor were newly elected at the 51th Ordinary General Meeting of Shareholders on May 23, 2002.

2. Resigned directors and corporate auditor during the fiscal year are as follows:

NAME	POSITION AT RESIGNATION	RESIGNED DATE
Kiyoshi Oyamada	Director (Division Manager General Affairs Division)	May 23, 2002
Kozo Yamagishi	Director (Chairman of THE DAI'EI(USA), INC.)	May 23, 2002
Toru Amita	Corporate Auditor	May 23, 2002

3. The corporate Auditors, Ichiro Kataoka and Toichiro Kigawa are outside corporate auditor stipulated on Article 18 paragraph 1 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)."

Any fractional sums of less than the shown unit in this "Business Report" are discarded concerning amount of money and number of shares, while amount of percentage is rounded off to the first decimal place.

THE DAIEI, INC.
NON-CONSOLIDATED BALANCE SHEET
AS OF FEBRUARY 28, 2003

ASSETS	In Millions Of Yen
RRENT ASSETS:	
ash and bank deposits	28,615
ccounts receivable - trade	23,968
[erchandise inventories	55,770
upplies	691
repaid expenses	11,352
eferred tax assets	13,814
hort-term loans receivable	477,105
ccounts receivable - other	28,795
ccrued income	564
ther current assets	2,717
llowance for doubtful accounts	(79,827)
TOTAL CURRENT ASSETS	563,569
ED ASSETS:	
roperty and equipment at net book value-	
Buildings	158,280
Structures	7,859
Machinery and equipment	3,032
Auto and trucks	9
Tools, furniture and fixtures	8,164
Land	177,993
Construction in progress	1,064
TOTAL PROPERTY AND EQUIPMENT-Net	356,404
ıtangible fixed assets-	
Leasehold rights	9,592
Other intangible fixed assets	1,096
TOTAL INTANGIBLE FIXED ASSETS	10,689
ıvestments and other-	
Investment securities	47,018
Stock investments in subsidiaries	134,036
Other equity investments	4,591
Long-term loans receivable	2,576
Lease deposits	252,117
Claims in bankruptcy, reproduce, restructuring and other	4,821
Long-term prepaid expenses	4,335
Other investments	35,196
Allowance for doubtful accounts	(20,295)
TOTAL INVESTMENTS AND OTHER	464,400
TOTAL FIXED ASSETS	831,493
TOTAL ASSETS	1,395,062

LIABILITIES AND SHAREHOLDERS' EQUITY	In Millions Of Yen
CURRENT LIABILITIES:	
Accounts payable - trade	79,957
Short-term borrowings	662,297
Bonds due within a year	4,400
Current portion of long-term borrowings	52,637
Accounts payable-other	32,132
Accrued expenses	4,951
Accrued corporate taxes	594
Advances received	603
Deposits received	9,812
Advance received profit	1,717
Other current liabilities	1,667
TOTAL CURRENT LIABILITIES	850,773
LONG-TERM LIABILITIES:	
Bonds	5,300
Long-term borrowings, less current portion	113,046
Lease deposits from lessees	35,676
Deferred tax liabilities	13,160
Deferred tax liabilities for land revaluation	27,825
Accrued employees' retirement benefits	23,282
Allowance for loss on investments in subsidiaries ond others	171,324
Allowance for loss on business restructuring	63,638
Other long-term liabilities	2,574
TOTAL LONG-TERM LIABILITIES	455,828
TOTAL LIABILITIES	1,306,601
SHAREHOLDERS' EQUITY:	
Common stock and Preferred stock	117,011
Capital surplus	116,487
Retained earnings (Accumulated Deficit), including net income for the current year of ¥100,028 million	(178,595)
Revaluation surplus of land	38,268
Net unrealized loss on available for sale securities	(3,975)
Treasury stock, at cost	(734)
TOTAL SHAREHOLDERS' EQUITY	88,461
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,395,062

(TRANSLATION)

THE DAIEI, INC.
NON-CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED FEBRUARY 28,2003

	In Millions of Yen
OPERATING REVENUES:	
Net sales	1,498,848
Real estate rental revenues	43,075
Other	15,640
	1,557,563
COSTS AND OPERATING EXPENSES:	
Cost of goods sold	1,171,304
Selling, general and administrative expenses	370,686
	1,541,990
OPERATING INCOME:	15,573
OTHER INCOME AND EXPENSES:	
Other income-	
Interest and dividend income	14,977
Other	2,263
	17,240
Other expenses-	
Interest expense	10,676
Charge for amortization amount of transitional obligations for retirement benefits	4,973
Other	2,635
	18,285
ORDINARY PROFIT	14,528
SPECIAL GAINS AND LOSSES:	
Special gains-	
Gain arizing from debt forgiveness	170,000
Other	20,857
	190,857
Special losses-	
Provision for loss on investments in subsidiaries and others	30,709
Appraisal loss of stock investments in subsidiaries	23,718
Loss on sale of subsidiary stock	15,973
Loss arising from disposal of subsidiaries	15,860
Losses of restructuring	11,176
Other	7,790
	105,229
INCOME BEFORE INCOME TAXES	100,156
Current	590
Deferred	(461)
NET INCOME	100,028
UNAPPROPRIATED LOSSES-CARRIED FORWARD	389,889
Reversal of land revaluation surplus	(264)
Loss carried-forward covered by capital decrease	111,530

(TRANSLATION)

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities
(including securities in designated monetary trust)

(1)Subsidiaries' stocks and affiliated company's stocks
-Moving-average cost method

(2) Other securities
Marketable securities ... market value method by the market price as of the closing date.
Non-marketable securities ... Moving average cost method

2. Valuation of inventories

(1) Merchandise inventories

-Retail method applied on an annual average cost basis

(2) Supplies

-Last purchase price cost method

3. Method of depreciation of tangible fixed assets

(1) Buildings (including building improvements) and Structure

-Straight-line method

(2) Other fixed assets

-Declining-balance method

Useful life mainly used are as follows
Buildings (including building improvements) and Structure
-8～50years

Other fixed assets
-3～20years

(3) Intangible fixed assets

-Straight-line method

(TRANSLATION)

4. Deferred assets

Stock issue costs ... All the amounts are charged to income as incurred.

5. Accounting for reserves and allowances

Allowance for bad debts --- For normal receivables, the allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on the past bad debt experience. For certain doubtful receivables, uncollectible amounts determined by reference to the collectibility of individual accounts are recorded as allowance for bad debts.

Accrued employees' retirement benefits --- Accrued employees' retirement benefits are provided for payment of employees' post retirement benefits at the amount to be accrued at the end of this fiscal year which are calculated based on projected retirement benefit obligation and estimated fair value of pension plan assets at the end of this fiscal year. Net post retirement benefit obligation at transition was 105,514 million yen, of which 30,816 million yen was made up for by establishing a retirement benefit trust through the contribution of the Company's holding securities, and the reminder of 74,597 million yen is amortized as other expenses over a period of 15 years on a straight line basis. Prior service cost is amortized as incurred by the straight-line method over periods (principally 10 years) which are less than the average remaining years of service of the employees. Actuarial gain or loss is amortized in the year following the respective accrued year. Such gain or loss is recognized as cost by the straight-line method over the period (10 years) which are less than the average remaining years of service of the employees at the respective period.

Allowance for loss on investments in subsidiaries and others--- Certain estimated losses are recognized considering each subsidiary's financial status and business results. This allowance is provided under Article 287-2 of the Commercial Law.

Allowance for loss on business restructuring--- Allowance for loss on business restructuring is provided for costs which are expected to be incurred as a result of store closure and others under Daiei Group's New Three-Year Business Plan. This allowance is provided under Article 287-2 of the Commercial Law.

6. Foreign currency translation for assets and liabilities

Monetary assets and liabilities in foreign currencies are translated into yen at the rate of exchange in effect at the balance sheet date, and exchange loss or profit is recognized as incurred.

7. Lease

Finance leases, other than those which involve transferring of ownership of the leased assets to the lessee, are accounted for in a manner similar to operating leases.

(TRANSLATION)

8. Accounting for consumption tax

Transactions subject to consumption tax are recorded at amounts that exclude consumption tax.

BALANCE SHEET ITEMS

1. Account balances with subsidiaries

Due from subsidiaries

	In Millions of Yen
Short-term	495,174
Long-term	27,197

Due to subsidiaries

Short-term	28,214
Long-term	28,096

2. Accumulated depreciation of property and equipment ¥289,441 million

3. In addition to the fixed assets presented in the balance sheet, the Company uses leased display equipment and POS-related appliances in its business as significant fixed assets.

4. Assets and liabilities denominated in foreign currencies are as follows;

Investment securities	P. Peso	2,758 thousand
	RMB	41,089 thousand
Stock investments in subsidiaries	US$	102,643 thousand
	RMB	319,043 thousand

(TRANSLATION)

5. Assets pledged as collateral are as follows:

	In Millions of Yen
Buildings	82,579
Land	175,828
Investment securities	24,845
Other equity investments	545
Lease deposits	99,426
Claims in bankruptcy, reproduce, restructuring and other	1,570
Other investments	11,939

6. Contingent liabilities-guarantees and items of a similar nature. ¥ 198,976 million

7. Land Revaluation

Under the "Law of Land Revaluation", promulgated and revised on March 31, 1998 and 1999, respectively, the Company elected a one-time revaluation of its own-use land to a value based on real estate appraisal information as of February 28, 2001. The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of shareholder's equity. There is no effect on the statement of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation excess account and related deferred tax liabilities.

As for the current term, difference between the market value and carrying amounts of the revalued land at the end of February 28, 2003 is 31,591 million yen.

8. Under Article 72 of the Commercial Code, when the amounts of net assets after deducting the sum of revaluation surplus (difference) of land and net unrealized gain (loss) on securities are below the sum of capital, additional paid-in capital and legal reserve, the differential amounts must be disclosed. Such differential amounts are 179,330 million yen as of February 28, 2003.

9. Net income per share ¥194.55

10. Any fractional sums of less than ¥1 million are rounded down on the balance sheet.

(TRANSLATION)

STATEMENT OF INCOME ITEMS

1. Transactions with Subsidiaries

	In Millions of Yen
Net sales	94,128
Real estate rental revenues	32,557
Other operating revenues	6,901
Purchases	175,959
Transactions other than operating transactions	24,070

2. Any fractional sums of less than ¥1 million are rounded down on the statement of income.

FACTS FOR DEFERRED INCOME TAXES

1. The significant components of deferred income tax assets and deferred income tax liabilities are as follows:

Deferred income tax assets:	In Millions of yen
Provision for loss on investments in subsidiaries and others	72,127
Tax loss carry-forwards	44,220
Non-deductible portion of allowance for doubtful accounts	40,037
Allowance for loss on business restructuring	30,354
Appraisal loss of stock investments in subsidiaries	28,260
Accrued employees' retirement benefits	22,405
Loss from revaluation of investment securities	10,111
Others	7,170
Gross deferred income tax assets	254,686
Less: Valuation allowance	(240,441)
Total deferred income tax assets	14,245
Deferred income tax liabilities:	
Gain on setting of retirement allowance trust	(12,973)
Others	(617)
Total deferred income tax liabilities	(13,590)
Net deferred income tax assets	654

(TRANSLATION)

2. Reconciliation of the difference between the effective income tax rate and statutory income tax rate

	(%)
Statutory income tax rate	42.1
(adjustment)	
Deductible temporary difference excluded from calculation for deferred income tax assets	(42.7)
Base portion of inhabitant tax	0.6
Others	0.1
Effective income tax rate after application of tax effect accounting	0.1

RETIREMENT BENEFIT ACCOUNTING

1. Summary of the adopted retirement benefit plan

We have welfare pension plan and lump-sum retirement allowance plan as defined benefit pension plan. Also, we may pay premium benefit as the case may be. We also have retirement benefit trust.

2. Projected benefit obligation (As of February 28, 2003)

	In Millions of yen
a. Projected benefit obligation	(272,390)
b. Fair value of plan assets	144,979
c. Unfunded retirement benefit obligation (a + b)	(127,410)
d. Unamortized amounts of transitional obligation	64,651
e. Unrecognized actuarial loss	43,837
f. Unrecognized prior service cost (decrease of obligation)	(4,360)
g. Net amounts to be recorded on the balance sheet (c+d+e+f)	(23,282)
h. Prepaid pension cost	-
i. Accrued employees' retirement benefit (g-h)	(23,282)

(note) Including a portion of the employee pension funds managed and paid by us on behalf of the state.

3. Components of retirement benefit costs (from March 1, 2002 to February 28, 2003)

	In Millions of yen
a. Service cost (note 1,2)	7,794
b. Interest cost (note 2)	7,468
c. Expected return on plan assets (note 2)	(4,967)
d. Amortization of transitional obligation	4,973
e. Recognized actuarial loss	2,522
f. Amortization of prior service cost	(488)
g. Retirement benefit costs (a+b+c+d+e+f)	17,301

(notes) 1. Excluding the employees' contribution.
2. Excluding the received amount regarding seconded employees.

(TRANSLATION)

4. Assumptions used in employees' retirement benefit accounting

· Discount rate	3.0%
· Expected return on plan assets	3.3%
· Amortized period of prior service cost	10 years
· Recognition period of actuarial gain and loss	10 years
· Amortization period of transitional obligation	15 years

OTHER IMPORTANT ISSUES

1. The Daiei Group's "New Three-Year Restoration Program"

We launched the Daiei Group's "New-Three year Restoration Program" in February 2002 in order to liquidate unprofitable stores and subsidiaries, and to reduce the interest bearing debts in much shorter time, on the premise that we would receive full and thorough support from our shareholders and our three main banks, UFJ Bank, Sumitomo Mitsui Banking Cooperation and Fuji Bank. Although the liability temporarily exceeded assets at the end of fiscal 2001due to losses recognized through the implementation of drastic business restructuring, we dissolved a net capital deficiency and have been reducing our interest bearing debts as planned during this fiscal year thanks to debt forgiveness and debt-for-equity swap extended by our three main banks and capital reduction without compensation and reverse stock split executed with the understanding from our shareholders. However, because our operating results fell short of our original plan, we amended the Daiei Group's "New Three-Year Restoration Program" but maintain the targets of realization of the resumption of the dividend in the fiscal year 2004 and the reduction of interest bearing debts to the appropriate level. We place our first priority on the achievement of the plan with the support and understanding from the financial institutions.

Additionally, the Ministry of Economy, Trade and Industry of Japan under the Industry Revival Special Act Article No.3 Sec.1 acknowledged the plan as "Corporate Restructuring Program", and we are planning to submit an application to the ministry in accordance with the amendment of the plan under the Article No.4 Sec.1 of the Act.

2. Financial Instrument

Effective March 1, 2002, we adopted a new accounting standard for financial instruments, which was set by the Japanese Corporation Accounting Committee dated January 22, 1999. As a result, we revised our accounting standard for "Available-for-sale securities" that are publicly traded. Due to this change, available for sale securities were reported at fair value, with unrealized loss of ¥3,975 million (net of applicable taxes) reported in a separate component of shareholders' equity.

(TRANSLATION)

3. Balance Sheet

Effective March 1, 2002, we listed shareholder's equity as capital stock, capital surplus, retained earnings and others under the "Rules of Enforcement of Japanese Commercial Law" (Act Article No.22 constituted by Ministry of Justice dated March 29, 2002) supplementary provision No3.

4. Accounting for Treasury Stock and Reversal of Legal Reverse

Effective March 1, 2002, we adopted a new accounting standard for treasury stock and reversal of legal reserve (Financial Accounting Standard Exposure No.1). The introduction of this standard has few impacts on our profit and loss for this fiscal year.

5. Per Share Information

Effective March 1, 2002, we adopted the new accounting standard for the net earnings per share for the year ((Financial Accounting Standard Exposure No.2) and adopted in advance the new policy of accounting standard for the net income per share for the fiscal year (Financial Accounting Standard Exposure No.4).

(TRANSLATION)

PROPOSAL OF DISPOSITION OF DEFICIT

	In Yen
UNDISPOSED DEFICIT - AT END OF YEAR	178,595,706,813
TO BE DEALED AS FOLLOWS:	
DEFICIT TO BE CARRIED FORWARD	178,595,706,813

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

April 14, 2003

Mr. Kunio Takagi
President
The Daiei, Inc.

Tohmatsu & Co.

Representative Partner,
Engagement Partner,
Certified Public Accountant:

Shinichi Yamada

Engagement Partner,
Certified Public Accountant:

Yoshiaki Kitamura

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-kaisha)" of Japan, we have examined the non-consolidated balance sheet, the non-consolidated statement of income, the business report (with respect to accounting matters only), the proposal of disposition of deficit and the supplementary schedules (with respect to accounting matters only) of the Daiei, Inc. (the "Company") for the 52nd fiscal year from March 1, 2002 to February 28, 2003. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account.

Our examinations was made in accordance with auditing standards generally accepted in Japan and was performed based on such auditing procedures as normally required, which include auditing procedures to subsidiaries as considered necessary.

As a result of our examination, in our opinion:

(1) The non-consolidated balance sheet and the non-consolidated statement of income present fairly the financial position and the results of operations of Company in conformity with the applicable laws and regulations of Japan and the Article of Incorporation,
(2) The business report (with respect to accounting matters only) present fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Article of Incorporation,
(3) The proposal of disposition of deficit is in conformity with the applicable laws and regulations of Japan and the Article of Incorporation, and
(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

(TRANSLATION)

Note

As described in "Note (other important issues) 1," the Company noted that it revised " New Three-year Restoration Plan" as the operating results did not achieve the plan and that the Company is struggling to achieve the revised plan under the understanding and the cooperation of financial institutions and other parties concerned.

Also, the Company noted that the " New Three-year Restoration Plan" is authorized by the Japanese Ministry of Economy, Trade and Industry as "Corporate Restructuring Plan" under the Industry Revival Special Act No.3 Sec.1. The Company noted that the Company would submit an application in accordance with the Act No.4 Sec.1 for such a revision of the plan.

Between the Company and us including management partners, there is no interest which should be described in accordance with the Certified Public Accountant Code.

(TRANSLATION)

CORPORATE AUDITORS' REPORT

The Board of Corporate Auditors of The Daiei, Inc.(the "Company") has received reports from all of the corporate auditors of the Company which summarize the methodology and results of the audit conducted by them regarding the execution of the duties of the Company's directors for the year ended February 28,2003 (the 52nd fiscal period).

We, the members of the Board of Corporate Auditors, have discussed the reports and hereby report our audit opinion as follows:

1. Summary of the Method of Audit

Each corporate auditor, in accordance with audit policies and planning established by the Board of Corporate Auditors, has attended the Board of Directors' meetings and other important meetings of the Company, made necessary inquiries of the Company's officers regarding the Company's operations, reviewed important internal documents with appropriate approvals, made reviews of operations and conditions of assets of major business offices.
We have received reports from and made necessary inquiries of the independent auditors of the Company and reviewed the financial statements and supplementary schedules of the Company. We made necessary inquiries of the officers of the subsidiaries of the Company regarding their operations and made observations as required.

In order to determine if there are any transactions by the directors which compete with the business of the Company, any transactions between the Company and the directors against the interest of the Company, any services or benefits provided free of charge, any unusual transactions with subsidiaries or shareholders, and any acquisition or disposal of treasury stock, we have employed other audit procedures, in addition to the above stated audit procedures, including receiving special reports from directors and officers related to the transactions and scrutinizing the details of the relevant transactions.

2. Result of Audit

(1) We have found the methodology used and results of the audit by the independent auditors to be adequate;

(2) We have found that the business report presents fairly, in conformity with the applicable laws and regulations and the Company's Articles of Incorporation, the status of the Company;

(3) We have founds that the proposal of disposition of deficit is fairly presented, in light of the status of the Company's assets and other factors;

(4) We have found that the supplementary schedules fairly present the required information ; and

(5) With regard to the execution of the duties of the directors, we have found that there has been neither misconduct nor material matters that would be in contradiction with any laws or the Company's Articles of Incorporation.

(TRANSLATION)

April 16, 2003

The board of Corporate Auditors of The Daiei, Inc.

Corporate Auditor (Full-time) Akira Kanno

Corporate Auditor (Full-time) Takashi Sekiguchi

Corporate Auditor Ichiro Kataoka

Corporate Auditor Toichiro Kigawa

Note

Ichiro Kataoka and Toichiro Kigawa are outside corporate auditors stipulated in Article 18 paragraph 1 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporation (Kabushiki-Kaisha)."

(TRANSLATION)

REFERENCE MATERIAL FOR THE EXERCISE OF VOTING RIGHTS

[The scheduled general meeting of shareholders]

REFERENCE MATERIAL FOR THE EXERCISE OF VOTING RIGHTS

1. Total Number of Voting Rights of Total Shareholders 810,218

2. Items for Resolution and Supplemental Information

No.1 Matters concerning the approval of the proposal for disposition of deficit earnings for the 52nd term.

The proposal of disposition of deficit is described on page 33.
As indicated in the BUSINESS REPORT, we have endeavored to accomplish improvement of self-profitability and implementation of structural innovating measures aiming for the achievement of Daiei Group's "New Three-Year Restoration Program" as the uppermost priority. However, the deficit-carried forward from the previous term was not cleared during this term, since we are still in the halfway of the program. Accordingly, we ask for the approval for disposition of deficit for this term by the amount of ¥178,595,706,813 to be carried forward. We deeply apologize to announce that we will forego the year-end dividends for this term.

No.2 Matters concerning amendment of Articles of Incorporation

1. The reasons for the amendment

(1) In accordance with the enforcement of "Revision of the Commercial Code and Law to revise a portion of Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha) of Japan (Law No.149 stipulated in 2001)" on May 1, 2002, we will amend the Article 23 (Terms of Statutory Auditors). Also we will amend the Article 21 (Number of Statutory Auditors) to increase the possible number of the Statutory Auditors to be prepared to strengthen our audit function.
Regardless of above amendment, the term of current Statutory Auditors will not be changed.

(2) In accordance with system for handling lost share certificates established by the enforcement of "Law to revise a portion of the Commercial Code, etc. (Law No44 stipulated in 2001", we will make relevant amendment to the Article 8 (Transfer agent). Also, as it become possible to ease the quorum of resolution of general meeting of shareholders in accordance with the same reason, we will add a rule in the Article 13 (A method of resolution of general meeting of shareholders).
Also, in accordance with the system to repurchase the share less than one voting unit, we will add a new article as Article 6-2 regarding additional purchase of shares constituting less than one voting unit to be convenient for shareholders. According to such an addition, we will make relevant amendment to the Article 8 (Transfer agent) and the Article 9 (Share Handling Regulations).

(TRANSLATION)

(3) In accordance with the conversion of the issued Class C preferred stocks into Class D preferred stocks on December 3rd, 2002, due to the establishment of corporate reconstruction fund, we will make a certain amendment to the Article 5 (Total number of shares) and delete the provision regarding Class C preferred stocks in the Article 6 (Number of shares constituting one voting unit of shares and non-issuance of certificates for shares constituting less than one unit). We will delete the Article 10-3 regarding Class C preferred stocks. We will add a certain provision regarding voting rights in the Article 10-5 regarding Class E preferred stocks referring the provision regarding Class C preferred stocks. Also, we will make certain amendments to relevant provisions.

(4) Other than above amendments, we will make certain amendment in wordings to the extent required and some adjustments of the provisions.

2. The contents of Revise

The contents of revise are mentioned on page from 40 to 49.

(Translation)

(change are indicated by underline)

Current provisions of the Articles of Incorporation	Proposed amendment
CHAPTER II. SHARES (Total number of shares) Article 5. The total number of shares authorized to be issued by the Company shall be <u>two billion three hundred forty million (2,340,000,000) shares</u>, which shall consist of two billion seventy million (2,070,000,000) shares of common stock, five million (5,000,000) shares of class-A preferred stock, five million (5,000,000) shares of class-B preferred stock, <u>forty million (40,000,000) shares of class-C preferred stock</u>, forty million (40,000,000) shares of class-D preferred stock, fifty million (50,000,000) shares of class-E preferred stock, eighty million (80,000,000) shares of class-F preferred stock and fifty million (50,000,000) shares of class-G preferred stock; provided, however, that in case common stocks are canceled or preferred stocks are canceled or converted into common stocks, the number of common stocks so canceled or preferred stocks so canceled or converted shall be subtracted from the total number of common stocks or preferred stocks so authorized.	**CHAPTER II. SHARES** (Total number of shares) Article 5. The total number of shares authorized to be issued by the Company shall be <u>two billion three hundred million (2,300,000,000) shares</u>, which shall consist of two billion seventy million (2,070,000,000) shares of common stock, five million (5,000,000) shares of class-A preferred stock, five million (5,000,000) shares of class-B preferred stock, forty million (40,000,000) shares of class-D preferred stock, fifty million (50,000,000) shares of class-E preferred stock, eighty million (80,000,000) shares of class-F preferred stock and fifty million (50,000,000) shares of class-G preferred stock; provided, however, that in case common stocks are canceled or preferred stocks are canceled or converted into common stocks, the number of common stocks so canceled or preferred stocks so canceled or converted shall be subtracted from the total number of common stocks or preferred stocks so authorized.

Current provisions of the Articles of Incorporation	Proposed amendment
(Number of shares constituting one voting unit of shares and non-issuance of certificates for shares constituting less than one unit)	(Number of shares constituting one voting unit of shares and non-issuance of certificates for shares constituting less than one unit)
Article 6. The number of shares constituting one voting unit of shares of common stock, shares of class-A preferred stock, shares of class-B preferred stock, shares of class-C preferred stock, shares of class-D preferred stock, shares of class-E preferred stock, shares of class-F preferred stock and shares of class-G preferred stock of the Company shall be five hundred (500) shares. The Company shall not issue any share certificate representing any number of shares constituting less than one voting unit, unless otherwise provided for in the Share Handling Regulations.	Article 6. The number of shares constituting one voting unit of shares of common stock, shares of class-A preferred stock, shares of class-B preferred stock, shares of class-D preferred stock, shares of class-E preferred stock, shares of class-F preferred stock and shares of class-G preferred stock of the Company shall be five hundred (500) shares. The Company shall not issue any share certificate representing any number of shares constituting less than one voting unit, unless otherwise provided for in the Share Handling Regulations.
(Newly established)	(Adding to holdings for shares constituting less than one voting unit) Article 6-2. The shareholders who have shares constituting less than one voting unit (including the beneficial shareholders; the same applies hereinafter) may request to have the Company sell the number of shares to make such shareholders' holding shares become one voting unit, in accordance with the Share Holding Regulation of the Company.
(Record date)	(Record date)
Article 7. The Company shall treat the shareholders (including the beneficial shareholders; the same applies hereinafter) having voting rights and appearing or recorded in the final register of shareholders (including the final register of beneficial shareholders; the same applies hereinafter) as of the date of the closing of accounts for each year as shareholders entitled to exercise their rights as shareholders at the Ordinary General Meeting of Shareholders relating to the relevant business year. In addition to the preceding paragraph, if necessary, the Company may, by giving an advance public notice in accordance with the resolution of the Board of Directors, treat the shareholders or registered pledgees appearing or recorded in the final register of shareholders as of a specified date as shareholders or registered pledgees entitled to exercise their rights.	Article 7. The Company shall treat the shareholders having voting rights and appearing or recorded in the final register of shareholders (including the final register of beneficial shareholders; the same applies hereinafter) as of the date of the closing of accounts for each year as shareholders entitled to exercise their rights as shareholders at the Ordinary General Meeting of Shareholders relating to the relevant business year. In addition to the preceding paragraph, if necessary, the Company may, by giving an advance public notice in accordance with the resolution of the Board of Directors, treat the shareholders or registered pledgees appearing or recorded in the final register of shareholders as of a specified date as shareholders or registered pledgees entitled to exercise their rights.

Current provisions of the Articles of Incorporation	Proposed amendment
(Transfer agent)	(Transfer agent)
Article 8. The Company shall have a transfer agent with respect to its shares.	Article 8. The Company shall have a transfer agent with respect to its shares.
The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof.	The transfer agent and its place of business shall be selected by resolution of the Board of Directors and public notice shall be given thereof.
The register of shareholders of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, purchase of shares constituting less than one voting unit and other business relating to its shares shall be handled by the transfer agent.	The register of shareholders <u>and register of forfeiture of share certificates</u> of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares, purchase <u>and adding to holdings</u> of shares constituting less than one voting unit and other business relating to its shares shall be handled by the transfer agent.
(Share Handling Regulations)	(Share Handling Regulations)
Article 9. The denominations of share certificates of the Company, the handling of shares, such as the registration of a transfer of shares and the purchase of shares constituting less than one voting unit, and the fees therefore shall be governed by the Share Handling Regulations to be established by the Board of Directors in addition as governed by laws, ordinances or these Articles of Incorporation	Article 9. The denominations of share certificates of the Company, the handling of shares, such as the registration of a transfer of shares and the purchase <u>and adding to holdings</u> of shares constituting less than one voting unit, and the fees therefore shall be governed by the Share Handling Regulations to be established by the Board of Directors in addition as governed by laws, ordinances or these Articles of Incorporation

Current provisions of the Articles of Incorporation	Proposed amendment
CHAPTER II-2. PREFERRED STOCK (Class-C preferred stock) Article 10-3. The particulars of class-C preferred stock to be issued by the Company shall be as set forth below: (Class-C preferred dividends) 1.(i) In the case of payment of dividends as provided for in Article 28 hereof, the Company shall pay to the holders of class-C preferred stock ("class-C preferred shareholders") or the registered pledgees of class-C preferred stock ("class-C registered pledgees"), in preference to common shareholders or common registered pledgees, dividends in an amount, not exceeding ¥30 annually per class-C preferred stock, as determined by resolution of the Board of Directors upon the issuance of such class-C preferred stock ("class-C preferred dividends"); provided, however, that if class-C preferred interim dividends as provided for in subparagraph (ii) hereof have been paid during the relevant business year, the amount of such class-C preferred interim dividends shall be subtracted from the class-C preferred dividends. (ii) If the amount of the dividends payable to class-C preferred shareholders or class-C registered pledgees for any business year falls short of the amount of the class-C preferred dividends, the difference shall not accumulate to any subsequent business year there from. (iii) No dividends exceeding the amount of the class-C preferred dividends shall be paid to class-C preferred shareholders or class-C registered pledgees. (Class-C preferred interim dividends) 2. In the case of payment of interim dividends as provided for in Article 29 hereof, the Company shall pay to class-C preferred shareholders or	**CHAPTER II-2. PREFERRED STOCK** (To be deleted)

Current provisions of the Articles of Incorporation	Proposed amendment
class-C registered pledgees, in preference to common shareholders or common registered pledgees, an amount of money, not exceeding one-half (1/2) of the amount of class-C preferred dividends per class-C preferred stock, as determined by resolution of the Board of Directors upon the issuance of such class-C preferred stock ("class-C preferred interim dividends"). (Distribution of residual assets) 3.(i) In the case of distribution of residual assets, the Company shall pay ¥1,000 per class-C preferred stock to class-C preferred shareholders or class-C registered pledgees, in preference to common shareholders or common registered pledgees. (ii) Except as provided for in the preceding subparagraph, no residual assets shall be distributed to class-C preferred shareholders or class-C registered pledgees. (Voting rights) 4. Class-C preferred shareholders shall not be entitled to vote at General Meetings of Shareholders; provided, however, that if a proposition for the payment of preferred dividends to class-C preferred shareholders is not submitted to an Ordinary General Meeting of Shareholders on or after March 1, 2005 or the proposition is disapproved thereat, class-C preferred shareholders shall be entitled to vote for the period from the Ordinary General Meeting of Shareholders or the close of the Ordinary General Meeting of Shareholders, as the case may be, to the time the proposition for the payment of preferred dividends is adopted. (Share conversion rights) 5. Class-C preferred shareholders may request the conversion of their class-C preferred stock into common stock or class-D preferred stock under such terms of conversion during such period for making requests for conversion, as determined by resolution of the Board of Directors	

Current provisions of the Articles of Incorporation	Proposed amendment
upon the issuance of such class-C preferred stock. (Mandatory conversion clause) 6. All class-C preferred stock with respect to which no request for conversion is made during the period for making requests for conversion shall be converted, as of such date as specified by the Board of Directors after the last day of the period for making requests for conversion (the "mandatory conversion date"), into common stock in the number obtained by dividing an amount equivalent to the payment for each such class-C preferred stock by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's common stock on Tokyo Stock Exchange, Inc. on each of the 30 trading days (disregarding any trading days on which no such closing price is reported) commencing on the 45th trading day prior to the mandatory conversion date; provided, however, that such average shall be obtained by calculating down to the tenth of ¥1 and thereafter rounding the result upward to the nearest ¥1. In this case, if such average (i) exceeds the cap (upper-limit) conversion price specified by resolution of the Board of Directors upon the issuance of the class-C preferred stock or (ii) falls below the floor (lower-limit) conversion price specified by resolution of the Board of Directors, each class-C preferred stock shall be converted into the shares of common stock in the number obtained by dividing an amount equivalent to the payment for each such class-C preferred stock by (i) the cap conversion price or (ii) the floor conversion price, as the case may be. Fractions of one share obtained as a result of calculating the number of common stock as set forth above, if any, shall be treated correspondingly to the consolidation of shares as provided for in the Commercial Code of Japan. (Application) 7. The provisions of paragraphs 4, 6 and 9 of Article 10 hereof shall apply, *mutantis mutandis*, to class-C preferred stock.	

Current provisions of the Articles of Incorporation	Proposed amendment
(Class-D preferred stock)	(Class-D preferred stock)
Article 10-4. The particulars of class-D preferred stock to be issued by the Company shall be as set forth below:	Article 10-3. The particulars of class-D preferred stock to be issued by the Company shall be as set forth below:
(Class-E preferred stock)	(Class-E preferred stock)
Article 10-5. The particulars of class-E preferred stock to be issued by the Company shall be as set forth below:	Article 10-4. The particulars of class-E preferred stock to be issued by the Company shall be as set forth below:
(Newly established)	(Voting rights) 4. Class-E preferred shareholders shall not be entitled to vote at General Meetings of Shareholders; provided, however, that if a proposition for the payment of preferred dividends to class-E preferred shareholders is not submitted to an Ordinary General Meeting of Shareholders on or after March 1, 2005 or the proposition is disapproved thereat, class-E preferred shareholders shall be entitled to vote for the period from the Ordinary General Meeting of Shareholders or the close of the Ordinary General Meeting of Shareholders, as the case may be, to the time the proposition for the payment of preferred dividends is adopted.
(Share conversion rights)	(Share conversion rights)
4. Class-E preferred shareholders may request the conversion of their class-E preferred stock into common stock under such terms of conversion during such period for making requests for conversion, as determined by resolution of the Board of Directors upon the issuance of such class-E preferred stock.	5. Class-E preferred shareholders may request the conversion of their class-E preferred stock into common stock under such terms of conversion during such period for making requests for conversion, as determined by resolution of the Board of Directors upon the issuance of such class-E preferred stock.

Current provisions of the Articles of Incorporation	Proposed amendment
(Mandatory conversion clause)	(Mandatory conversion clause)
5. All class-E preferred stock with respect to which no request for conversion is made during the period for making requests for conversion shall be converted, as of such date as specified by the Board of Directors after the last day of the period for making requests for conversion (the "mandatory conversion date"), into common stock in the number obtained by dividing an amount equivalent to the payment for each such class-E preferred stock by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's common stock on Tokyo Stock Exchange, Inc. on each of the 30 trading days (disregarding any trading days on which no such closing price is reported) commencing on the 45th trading day prior to the mandatory conversion date; provided, however, that such average shall be obtained by calculating down to the tenth of ¥1 and thereafter rounding the result upward to the nearest ¥1. In this case, if such average (i) exceeds the cap (upper-limit) conversion price specified by resolution of the Board of Directors upon the issuance of the class-E preferred stock or (ii) falls below the floor (lower-limit) conversion price specified by resolution of the Board of Directors, each class-E preferred stock shall be converted into the shares of common stock in the number obtained by dividing an amount equivalent to the payment for each such class-E preferred stock by (i) the cap conversion price or (ii) the floor conversion price, as the case may be. Fractions of one share obtained as a result of calculating the number of common stock as set forth above, if any, shall be treated correspondingly to the consolidation of shares as provided for in the Commercial Code of Japan.	6. All class-E preferred stock with respect to which no request for conversion is made during the period for making requests for conversion shall be converted, as of such date as specified by the Board of Directors after the last day of the period for making requests for conversion (the "mandatory conversion date"), into common stock in the number obtained by dividing an amount equivalent to the payment for each such class-E preferred stock by the average of closing prices (regular way) (including the closing bid or offered price) of the Company's common stock on Tokyo Stock Exchange, Inc. on each of the 30 trading days (disregarding any trading days on which no such closing price is reported) commencing on the 45th trading day prior to the mandatory conversion date; provided, however, that such average shall be obtained by calculating down to the tenth of ¥1 and thereafter rounding the result upward to the nearest ¥1. In this case, if such average (i) exceeds the cap (upper-limit) conversion price specified by resolution of the Board of Directors upon the issuance of the class-E preferred stock or (ii) falls below the floor (lower-limit) conversion price specified by resolution of the Board of Directors, each class-E preferred stock shall be converted into the shares of common stock in the number obtained by dividing an amount equivalent to the payment for each such class-E preferred stock by (i) the cap conversion price or (ii) the floor conversion price, as the case may be. Fractions of one share obtained as a result of calculating the number of common stock as set forth above, if any, shall be treated correspondingly to the consolidation of shares as provided for in the Commercial Code of Japan.
(Application)	(Application)
6. The provisions of paragraphs 4, 6 and 9 of Article 10 and paragraph 4 of Article 10-3 hereof shall apply, *mutantis mutandis*, to class-E preferred stock.	7. The provisions of paragraphs 4, 6 and 9 of Article 10 hereof shall apply, *mutantis mutandis*, to class-E preferred stock.

Current provisions of the Articles of Incorporation	Proposed amendment
(Class-F preferred stock)	(Class-F preferred stock)
Article 10-6. The particulars of class-F preferred stock to be issued by the Company shall be as set forth below:	Article 10-5. The particulars of class-F preferred stock to be issued by the Company shall be as set forth below:
(Application)	(Application)
6. The provisions of paragraphs 4, 6 and 9 of Article 10 and the provision of paragraph 4 of Article 10-3 hereof shall apply, *mutantis mutandis*, to class-F preferred stock.	6. The provisions of paragraphs 4, 6 and 9 of Article 10 and the provision of paragraph 4 of Article 10-4 hereof shall apply, *mutantis mutandis*, to class-F preferred stock.
(Class-G preferred stock)	(Class-G preferred stock)
Article 10-7. The particulars of class-G preferred stock to be issued by the Company shall be as set forth below:	Article 10-6. The particulars of class-G preferred stock to be issued by the Company shall be as set forth below:
(Preference order)	(Preference order)
Article 10-8. The preference order of payment of preferred dividends and preferred interim dividends and distribution of residual assets shall, except for the cumulative unpaid dividends on class-G preferred stock set forth in Article 10-7, paragraph 1, subparagraph (ii), be the same among class-A preferred stock, class-B preferred stock, class-C preferred stock, class-D preferred stock, class-E preferred stock, class-F preferred stock and class-G preferred stock.	Article 10-7. The preference order of payment of preferred dividends and preferred interim dividends and distribution of residual assets shall, except for the cumulative unpaid dividends on class-G preferred stock set forth in Article 10-6, paragraph 1, subparagraph (ii), be the same among class-A preferred stock, class-B preferred stock, class-D preferred stock, class-E preferred stock, class-F preferred stock and class-G preferred stock.

Current provisions of the Articles of Incorporation	Proposed amendment
CHAPTER III. GENERAL MEETING OF SHAREHOLDERS	**CHAPTER III. GENERAL MEETING OF SHAREHOLDERS**
(A method of resolution of General Meeting of Shareholders)	(A method of resolution of General Meeting of Shareholders)
Article 13. Except as otherwise provided by Laws or the Article of Incorporation, all resolution of General Meeting of Shareholders shall be adopted by a majority vote of the shareholders present at the meeting.	Article 13. Except as otherwise provided by Laws or the Article of Incorporation, all resolution of General Meeting of Shareholders shall be adopted by a majority vote of the shareholders present at the meeting. Special resolution pursuant to Article 343 of the Commercial Code of Japan shall be adopted by the two-third or more of voting rights of the presence of the shareholders representing one-third or more of the total number of voting rights of all shareholders.
CHAPTER V. STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS	**CHAPTER V. STATUTORY AUDITORS AND BOARD OF STATUTORY AUDITORS**
(Number of Statutory Auditors)	(Number of Statutory Auditors)
Article 21. The number of Statutory Auditors shall be not more than four (4).	Article 21. The number of Statutory Auditors shall be not more than five (5).
(Term of Statutory Auditors)	(Term of Statutory Auditors)
Article 23. The term of Statutory Auditors shall expire at the close of an ordinary general meeting of shareholders relating to the last business term within three (3) years after their assumption of office. The term of office of a Statutory Auditor elected to fill a vacancy shall expire at the expiration of the term of office of the retired Statutory Auditor.	Article 23. The term of Statutory Auditors shall expire at the close of an ordinary general meeting of shareholders relating to the last business term within four (4) years after their assumption of office. The term of office of a Statutory Auditor elected to fill a vacancy shall expire at the expiration of the term of office of the retired Statutory Auditor.

- END -

(TRANSLATION)

No.3 Matters concerning the election of sixteen(16) directors due to their expiration of the term of office of all directors..

At the closing of this meeting, all directors' term of office will expire based on the 17th provision of the articles of association. It is proposed of that new directors be elected.

Candidates for directorship are as follows:

	Name (Date of birth)	Brief summary of the candidates' carrer	Number of the Daiei's shares owned
1	Jiro Amagai (April 13,1945)	1968 Ministry of International Trade and Industry 1997 National Personnel Authority 2001 Chairman of The Daiei, Inc. ("Daiei")	5,000
2	*Heihachiro Yoshino (March 24, 1938)	1959 Shufu-no-Mise Daiei Co. (presently The Daiei Inc. "Daiei" 1984 Managing Director of Maruetsu 1987 Senior Managing Director of Maruetsu 1999 Vice President of Maruetsu 2000 President of Maruetsu 2003 Adviser of Daiei and President of Maruetsu	11,000
3	Kunio Takagi (March 7, 1944)	1966 Daiei 1986 Director 1990 Managing Director 1992 Director of Daiei and Managing Director of Recruit Co. Ltd. 1999 Senior Managing Director of Recruit 2001 President of The Daiei, Inc. ("Daiei")	15,000
4	Takao Endo (December 7, 1945)	1968 Daiei 1991 Managing Director of Daiei Convenience Systems (presently LAWSON) 1993 Senior Managing Director of Daiei Convenience systems 2002 Senior Managing Director of Marubeni Chikusan Corporation 2003 Adviser of Daiei and General Director in charge of Merchandising, Divisional Manager Merchandise Planning Division & Food Line Merchandising Division	10,005

(TRANSLATION)

5	Toshio Hasumi (April 22, 1946)	1969 Daiei 1989 Director of Daiei 1990 Director of Daiei and Executive Vice President of Riccar 1993 President of Riccar 1994 Executive Vice President of Maruetsu 1999 Managing Director of Daiei 2002 Director of Daiei 2003 Managing Director of Daiei and General Director in charge of New Three Years Revitalization Planning	18,755
6	Shinji Seino (October 25, 1950)	1973 The Sanwa Bank 2001 Director of Daiei 2003 Managing Director and Deputy General Director in charge of New Three Years Revitalization Planning	1,000
7	Tadahiko Tsuchiya (October 28, 1947)	1970 Daiei 1985 Director of Jujiya 1991 Daiei 1996 Director of Ichiken 1997 President of Japan Distribution Leasing 2001 Director of Daiei 2003 Director of Daiei, General Director in charge of Retail Business and Public Relations	5,000
8	Kazuhiko Iwata (April 21, 1953)	1976 Daiei 1999 Operating Director of Daiei 2001 Director of Daiei 2003 Director of Daiei and Divisional Manager Distribution & System Planning Division	3,500

(TRANSLATION)

9	Kazuya Uetsuka (December 7, 1944)	1968 Daiei 1991 Managing Director of Daiei Finance (presently OMC CARD) 1996 Director of Ichiken 1999 Operating Director of Daiei 2001 Managing Director of Daiei 2002 Director of Daiei 2003 Director of Daiei and Divisional Manager President Support Division	5,000
10	Tokio Endo (February 13, 1949)	1971 Sanko (presently Maruetsu) 1999 Operating Director of Daiei 2001 Director of Daiei 2002 Director of Daiei, Divisional Manager Store Renovation Division and General Director in charge of Logistics Business Strategy	5,690
11	Hiroyuki Ogawa (December 23, 1952)	1975 The Sumitomo Bank 2002 Advisor of Daiei and Divisional Manager Group Business Improvement Division	1,000
12	Mikio Kihara (February 8, 1950)	1973 The Fuji Bank 2002 Advisor of Daiei and Divisional Manager Group Business Administration Division	1,000
13	Osamu Sato (May 24, 1947)	1971 Daiei 1990 Managing Director of Riccar 1993 Director of Maruko 1995 Managing Director of Maruko 2001 Director of Daiei and Divisional Manager Accounting Division	9,500
14	Kazuo Takahashi (February 18, 1949)	1971 Daiei 1992 Managing Director of Joint 1998 Director of Warner Bros. Studio Stores Japan 2001 Director of Daiei 2003 Director of Daiei and Divisional Manager Soft Line Merchandising Division	2,535

(TRANSLATION)

15	*Mitsuru Hazeyama (September 15, 1948)	1970 Daiei 2003 Deputy General Director in charge of Retail Business	3,000
16	Hiroshige Sasaki (August 16, 1942)	1965 Daiei 1989 Director 1990 Managing Director 1994 Director of Daiei and President of Riccar 1995 President of Daiei OMC 1999 Managing director of Daiei (May) Executive Vice President of Daiei (September) 2000 Executive Vice President of Daiei(Acting President) 2002 Senior Managing Director of Daiei 2003 Senior Managing Director of Daiei and Compliance, KYUSHU Affairs Relations	16,036

(Note)

(1) There is no conflict of between the candidate for director and the Company.

(2) *Candidates for newly appointed directors.

(TRANSLATION)

No.4 Matter concerning the election of one corporate auditor due to the expiration of the term of office of one corporate auditor

At the close of this meeting, Mr. Ichiro kataoka's. term as corporate auditor will expire. It is proposed that new corporate auditor be elected.
Candidate for corporate auditor is as follows:

This agenda is approved by board of corporate auditors.

Name (Date of birth)	Principal Occupation and Name of Other Companies of which He is Representative Director	Number of the Daiei's shares owned
Satoru Kita (March 8, 1937)	1961 Arthur Andersen Accounting Office 1993 Managing representative Partner of Tohmatsu & Co. 1997 Senior Managing representative Partner of Tohmatsu & Co. 1999 General representative Partner of Tohmatsu & Co. 2002 Corporate auditor (part-time position) of Recruit Co. Ltd.	0

(Note)
(1) There is no conflict of between the candidate for corporate auditor and the Company.
(2) Candidate for corporate auditor is also candidate for outside corporate auditor stipulated on article 18 paragraph 1 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)."

(Reference) Revision of The Daiei Group's "New-Three Year Restoration Program"

The Daiei Group's "New-Three Year Restoration Program"
(publicly announced in February, 2002 for the fiscal years 2002 to 2004)

For the restoration of the Daiei Group, we will improve our profitability by concentrating business resources on the retail and retail-related businesses, along with clearing away "the negative legacy." We will also realize the prompt reduction of the interst bearing debts of the Daiei Group.



Management Problems
・Decline of consolidated ordinary profit
・Credit insecurity due to large debts
・Adoption of the current market-to-market accounting system under deflation
Measures for Structual Innovation.
Improvement of self-profitabirity non-consolidated base.
Business objective of "New-Three Year Restoration Program"
・Moderation in level of interest-bearing debt.
・Level of distributable.
<Target for the fiscal year ending February 2005>
・Non-Consolidated ordinary profit of 27 billion yen
・Consolidated ordinary profit of 54 billion yen
・Retained earnings (non-consolidated) up to the level for resumption of dividends
・Reduce interest bearing Group's debts to 900 billion yen
(excluded debts of Daiei OMC, Inc.)

(Reference) Revision of The Daiei Group's "New-Three Year Restoration Program"

The Amendment of Daiei Group's New Three-Year Restoration Program (publicly announced in April, 2003 for the fiscal years 2002 to 2004)

We revise the numerical targets of our restoration program based on the results of this fiscal year and severe consumption. However, with the additional measures to improve profitability and the review of our related business and assets, no changes are made in the original management targets.



Business objective (No changes are made in the original targets.)

- Moderation in level of interest-bearing debt.
- Level of distributable.

<Target for the fiscal year 2004>

- Non-consolidated ordinary profit 20 billion yen
- Consolidated ordinary profit 40 billion yen
- Interest bearing debts for the Group 915 billion yen (excluding debts of Daiei OMC, Inc.)

◎ Operational Measures

Reinforcement of the strategic partnership with The Maruetsu, Inc.
~Strengthening the competitiveness of individual stores by focusing on "food and (commodities)" ~

- ○…Strengthening of the competitiveness of supermarket by reinforcement of the strategic partnership with the Maruetsu, Inc.
- ○…Structural innovation of small-sized General Merchandise Stores
- ○…Reinforcement of food assortment by considering customers' local needs in trading areas of individual stores
  Pursuit of "food safety and health" → Reinforcement of our private label "Sukoyaka Sodachi (healthy growth)"
- ○…Restart of opening new stores

Restructuring of sales floor strategy

- ○…From the development of our own specialty stores to the category management based on the customers' needs.
  Creating the most appropriate stores to meet a demand depending on the characteristics (location, trading area and customer preferences) of individual stores
- ○…Extending the operating hours (basically closing at 11:00pm)
- ○…Promoting remodeling of stores by thorough marketing research
  "Reborn" of stores adapting the characteristics of individual store's market

Thorough introduction of customers' viewpoint

- ○…The drastic reform in organization and management driven by "stores"
- ○.. Improvement of customer services for customers' satisfaction

◎ Scenario to Reduce Interest Bearing Daiei Group's Debts (Excluding debts for OMC Card, Inc.)


(In Billion Yen)
1205.3 (Fiscal Year ended Feb 28, 2003
157.0 Cash flow by operating acivities
217.3 (Sales of unprofitable businesses and restructuring) ended Feb 28, 2003
84.0 Investment
915.0 (Fiscal Year ended Feb 28, 2005)